Exhibit 99.1

Integrated Media Technology Limited
Announces Greifenberg Capital on Bloomberg Radio, New York

Sydney, New York, March 26, 2021. Integrated Media Technology Limited ("IMTE") announces Greifenberg Capital Limited ("Greifenberg"), the recently formed financial research subsidiary of IMTE, made its first public appearance on March 25, 2021 8:08pm New York time when Chief Exective Officer and Head of China macroeconomics and policy research at Grefenberg, Uwe Parpart ("Mr. Parpart"), was interviewed on the Daybreak Asia Bloomberg Radio show.

Here's the link to the interview: https://www.bloomberg.com/news/audio/2021-03-26/uwe-parpart-on-the-markets-radio

Discussion and analysis on investment in China and global fixed income and currency markets featured in the Mr Parpart interview are the core competencies of our financial research unit.

About Integrated Media Technology Limited

IMTE is an Australian company engaged in the business of glasses-free 3D (also known as autostereoscopic 3D) display, the manufacture and sale of nano coated plates for filters, the sale of electronic glass and financial research. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:

Email: info@imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE